UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

As previously discussed, Aptorum Group Limited (the “Company”) has been working to regain compliance with two Nasdaq Listing Rules required for continued listing on the Nasdaq Global Market. The Company requested to transfer its Class A Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market.

On August 8, 2023, the Company received an approval letter (the “Nasdaq Approval Letter”) from the Nasdaq Listing Qualifications department indicating that the staff has approved the Company’s application to transfer its Class A Ordinary Shares to the Nasdaq Capital Market. The Company’s securities will be transferred to the Nasdaq Capital Market at the opening of business on August 10, 2023 and the trading activities of its Class A Ordinary Shares will not be affected. Once the transfer is effective, the prior deficiencies on the Nasdaq Global Market will be closed.

On August 10, 2023, the Company issued a press release in connection with the above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Press release dated August 10, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: August 10, 2023	By:	/s/ Darren Lui
		Name:	Darren Lui
		Title:	Chief Executive Officer

2